SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                              COMCAST CORPORATION
                            [GRAPHIC OMITTED - LOGO]


(Mark One):

    X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
  ----    ACT OF 1934.
          For the fiscal year ended December 31, 1995.

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
 ----     SECURITIES EXCHANGE ACT OF 1934.
          For the transition from _________ to ________

Commission file number 0-6983

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          THE COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Comcast Corporation
          1500 Market Street
          Philadelphia, PA 19102-2148

                         COMCAST CORPORATION RETIREMENT-
                         INVESTMENT PLAN

                         Financial Statements as of December 31, 1995 and 1994 and for each of the Three Years in the Period Ended December 31, 1995; Supplemental Schedules as of and for the Year Ended December 31, 1995; and Independent Auditors' Report

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

TABLE OF CONTENTS
- --------------------------------------------------------------------------------



                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Plan Benefits as of
          December 31, 1995 and 1994                                        2

     Statement of Changes in Net Assets Available for Plan
          Benefits for the Years Ended December 31, 1995, 1994
          and 1993                                                        3-5

     Notes to Financial Statements                                       6-10

SUPPLEMENTAL SCHEDULES:

     Item 27a - Schedule of Assets Held for Investment Purposes
          as of December 31, 1995                                          11

     Item 27d - Schedule of Reportable Transactions for the Year
          Ended December 31, 1995                                          12

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for plan benefits of the Comcast Corporation Retirement-Investment Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Comcast Corporation Retirement-Investment Plan as of December 31, 1995 and 1994, and the related changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. The supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 7, 1996

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

                        Supplemental Information by Fund
                        --------------------------------


                                                                    Pooled Funds
                                      ---------------------------------------------------------------------------

                                                                    John
                                                                   Hancock       John
                                        Dodge     Fidelity        Balanced      Hancock
                                       and Cox    Blue Chip         Stock     Diversified     Crabbe        Total
                                      Balanced     Growth         and Bond       Stock        Huson        Pooled
                                        Fund        Fund            Fund         Fund          Fund         Funds
                                        ----        ----            ----         ----          ----         -----

DECEMBER 31, 1995

ASSETS
   Investments - at market or
     contract values                $10,772,716   $19,920,762     $            $             $3,090,642   $33,784,120
   Cash
   Loans receivable from
     participants
                                    -----------   -----------     ----------   ----------    ----------   -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                $10,772,716   $19,920,762     $            $             $3,090,642   $33,784,120
                                    ===========   ===========     ==========   ==========    ==========   ===========


DECEMBER 31, 1994

ASSETS
   Investments - at market or
     contract values                $             $               $4,072,543   $7,504,811    $            $11,577,354
   Cash
   Loans receivable from
     participants
                                    -----------   -----------     ----------   ----------    ----------   -----------


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                $             $               $4,072,543   $7,504,811    $            $11,577,354
                                    ===========   ===========     ==========   ==========    ==========   ===========
































                                                     Stable          Total
                                       Comcast        Value       Investment    Participant
                                     Stock Fund       Fund           Funds       Loan Fund       Total
                                     ----------       ----           -----       ---------       -----

DECEMBER 31, 1995

ASSETS
   Investments - at market or
     contract values                $20,625,462    $33,077,270   $87,486,852   $            $87,486,852
   Cash                                 726,095                      726,095                    726,095
   Loans receivable from
     participants                                                               2,416,382     2,416,382
                                    -----------    -----------   -----------   ----------   -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                $21,351,557    $33,077,270   $88,212,947   $2,416,382   $90,629,329
                                    ===========    ===========   ===========   ==========   ===========


DECEMBER 31, 1994

ASSETS
   Investments - at market or
     contract values                $15,053,230    $17,420,121   $44,050,705   $            $44,050,705
   Cash                                 112,694                      112,694                    112,694
   Loans receivable from
     participants                                                               2,117,827     2,117,827
                                    -----------    -----------   -----------   ----------   -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                $15,165,924    $17,420,121   $44,163,399   $2,117,827   $46,281,226
                                    ===========    ===========   ===========   ==========   ===========

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                        Supplemental Information by Fund
                         -------------------------------


                                                                                 Pooled Funds
                                              -------------------------------------------------------------------------------------


                                                                              John
                                                                             Hancock        John
                                               Dodge          Fidelity       Balanced      Hancock
                                              and Cox         Blue Chip       Stock      Diversified      Crabbe         Total
                                             Balanced          Growth        and Bond       Stock         Huson          Pooled
                                               Fund             Fund           Fund         Fund           Fund           Funds
                                               ----             ----           ----         ----           ----           -----

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   BEGINNING OF YEAR                        $              $               $4,072,543    $ 7,504,811     $              $11,577,354

ADDITIONS
   Contributions:
     Employer                                    47,067        104,081        275,500        548,761                        975,409
     Employee                                   375,792        837,066        650,851      1,385,612                      3,249,321
   Investment income - interest
     and dividends                              234,723        541,784        171,428        188,496                      1,136,431
   Interest on employee loans and other         (28,887)      (108,826)        12,789         31,141                        (93,783)
   Interfund transfers                        6,001,276     11,399,993     (5,552,325)   (11,234,245)                       614,699
   Net realized gains and net unrealized
     appreciation (depreciation) in
     value of investments                       102,489       (286,269)       752,118      2,326,510                      2,894,848
   Loan repayments - principal                   32,072         69,503         72,799        152,112                        326,486
   Asset transfer in  - Maclean Hunter        2,523,951      2,835,762                                    3,090,642       8,450,355
   Asset transfer in  - Storer                1,484,842      4,527,668                                                    6,012,510
                                            -----------    -----------     ----------    -----------     ----------     -----------
                                             10,773,325     19,920,762     (3,616,840)    (6,601,613)     3,090,642      23,566,276
                                            -----------    -----------     ----------    -----------     ----------     -----------

DEDUCTIONS
   Payments to participants or
     beneficiaries                                  609                       320,502        789,656                      1,110,767
   Loan withdrawals                                                           132,256        109,710                        241,966
   Loans defaulted and other
   Forfeited amounts                                                            2,945          3,832                          6,777
                                            -----------    -----------     ----------    -----------     ----------     -----------
                                                    609                       455,703        903,198                      1,359,510
                                            -----------    -----------     ----------    -----------     ----------     -----------

NET ADDITIONS (DEDUCTIONS)                   10,772,716     19,920,762     (4,072,543)    (7,504,811)     3,090,642      22,206,766
                                            -----------    -----------     ----------    -----------     ----------     -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, END OF YEAR               $10,772,716    $19,920,762     $             $               $3,090,642     $33,784,120
                                            ===========    ===========     ==========    ===========     ==========     ===========






















                                                               Stable        Total
                                             Comcast           Value       Investment       Participant
                                           Stock Fund          Fund          Funds          Loan Fund         Total
                                           ----------          ----          -----          ---------         -----

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   BEGINNING OF YEAR                        $15,165,924    $17,420,121    $44,163,399     $2,117,827    $46,281,226

ADDITIONS
   Contributions:
     Employer                                   780,528        745,819      2,501,756                     2,501,756
     Employee                                 2,196,172      2,310,106      7,755,599                     7,755,599
   Investment income - interest
     and dividends                              109,885      1,274,512      2,520,828                     2,520,828
   Interest on employee loans and other          44,156        (12,412)       (62,039)                      (62,039)
   Interfund transfers                         (401,885)      (212,814)
   Net realized gains and net unrealized
     appreciation (depreciation) in
     value of investments                     2,715,659       (154,015)     5,456,492                     5,456,492
   Loan repayments - principal                  291,009        315,103        932,598       (932,598)
   Asset transfer in  - Maclean Hunter                       8,996,921     17,447,276                    17,447,276
   Asset transfer in  - Storer                1,510,789      4,580,252     12,103,551        478,414     12,581,965
                                            -----------    -----------    -----------     ----------    -----------
                                              7,246,313     17,843,472     48,656,061       (454,184)    48,201,877
                                            -----------    -----------    -----------     ----------    -----------

DEDUCTIONS
   Payments to participants or
     beneficiaries                              976,980      1,353,328      3,441,075                     3,441,075
   Loan withdrawals                              77,046        749,994      1,069,006     (1,069,006)
   Loans defaulted and other                                                                 316,267        316,267
   Forfeited amounts                              6,654         83,001         96,432                        96,432
                                            -----------    -----------    -----------     ----------    -----------
                                              1,060,680      2,186,323      4,606,513       (752,739)     3,853,774
                                            -----------    -----------    -----------     ----------    -----------

NET ADDITIONS (DEDUCTIONS)                    6,185,633     15,657,149     44,049,548        298,555     44,348,103
                                            -----------    -----------    -----------     ----------    -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, END OF YEAR               $21,351,557    $33,077,270    $88,212,947     $2,416,382    $90,629,329
                                            ===========    ===========    ===========     ==========    ===========


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                        Supplemental Information by Fund
                        --------------------------------

                                                                  Pooled Funds
                                                       -----------------------------------

                                                          John
                                                         Hancock       John
                                                        Balanced      Hancock
                                                          Stock     Diversified     Total
                                                        and Bond       Stock       Pooled
                                                          Fund         Fund         Funds
                                                          ----         ----         -----
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, BEGINNING OF YEAR                         $3,162,633   $5,618,301    $8,780,934

ADDITIONS
   Contributions:
     Employer                                             336,521      634,384       970,905
     Employee                                             930,447    1,534,428     2,464,875
   Investment income - interest and dividends             185,621      192,125       377,746
   Interest on employee loans and other                    12,046       19,078        31,124
   Interfund transfers                                     50,659      192,485       243,144
   Net realized losses and net unrealized
     depreciation in value of investments                (262,323)    (274,997)     (537,320)
   Loan repayments - principal                             77,439      146,856       224,295
                                                       ----------   ----------    ----------
                                                        1,330,410    2,444,359     3,774,769
                                                       ----------   ----------    ----------

DEDUCTIONS
   Payments to participants or beneficiaries              218,667      342,900       561,567
   Loan withdrawals                                       194,272      203,210       397,482
   Forfeited amounts                                        7,561       11,739        19,300
                                                       ----------   ----------    ----------
                                                          420,500      557,849       978,349
                                                       ----------   ----------    ----------

NET ADDITIONS (DEDUCTIONS)                                909,910    1,886,510     2,796,420
                                                       ----------   ----------    ----------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, END OF YEAR                               $4,072,543   $7,504,811   $11,577,354
                                                       ==========   ==========   ===========
































                                                                     John
                                                                    Hancock
                                                                  Guaranteed        Total
                                                      Comcast     Investment     Investment   Participant
                                                     Stock Fund       Fund          Funds      Loan Fund      Total
                                                     ----------       ----          -----      ---------      -----
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, BEGINNING OF YEAR                       $20,595,203   $17,488,132   $46,864,269   $1,591,911  $48,456,180

ADDITIONS
   Contributions:
     Employer                                            821,581       814,301     2,606,787                 2,606,787
     Employee                                          1,679,063     1,780,033     5,923,971                 5,923,971
   Investment income - interest and dividends             89,524       780,604     1,247,874                 1,247,874
   Interest on employee loans and other                   78,131        53,084       162,339                   162,339
   Interfund transfers                                   945,380    (1,188,524)
   Net realized losses and net unrealized
     depreciation in value of investments             (7,658,351)                 (8,195,671)               (8,195,671)
   Loan repayments - principal                           269,063       293,625       786,983     (786,983)
                                                     -----------   -----------   -----------   ----------  -----------
                                                      (3,775,609)    2,533,123     2,532,283     (786,983)   1,745,300
                                                     -----------   -----------   -----------   ----------  -----------

DEDUCTIONS
   Payments to participants or beneficiaries           1,452,869     1,327,936     3,342,372                 3,342,372
   Loan withdrawals                                      200,647       714,770     1,312,899   (1,312,899)
   Forfeited amounts                                         154       558,428       577,882                   577,882
                                                     -----------   -----------   -----------   ----------  -----------
                                                       1,653,670     2,601,134     5,233,153   (1,312,899)   3,920,254
                                                     -----------   -----------   -----------   ----------  -----------

NET ADDITIONS (DEDUCTIONS)                            (5,429,279)      (68,011)   (2,700,870)     525,916   (2,174,954)
                                                     -----------   -----------   -----------   ----------  -----------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, END OF YEAR                             $15,165,924   $17,420,121   $44,163,399   $2,117,827  $46,281,226
                                                     ===========   ===========   ===========   ==========  ===========


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1993
- --------------------------------------------------------------------------------

                        Supplemental Information by Fund
                        --------------------------------


                                                                  Pooled Funds
                                                       -----------------------------------

                                                          John
                                                         Hancock       John
                                                        Balanced      Hancock
                                                          Stock     Diversified     Total
                                                        and Bond       Stock       Pooled
                                                          Fund         Fund         Funds
                                                          ----         ----         -----
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, BEGINNING OF YEAR                         $1,443,760    $2,510,992    $3,954,752

ADDITIONS
   Contributions:
     Employer                                             288,964       497,596       786,560
     Employee                                             650,236     1,085,374     1,735,610
   Investment income - interest and dividends              96,511       115,080       211,591
   Interest on employee loans and other                     5,864        11,584        17,448
   Interfund transfers                                    444,626       801,214     1,245,840
   Net realized gains and net unrealized
     appreciation in value of investments                 151,620       427,534       579,154
   Loan repayments - principal                             48,530        89,288       137,818
   Asset transfer in - AWACS                              250,408       446,147       696,555
                                                       ----------    ----------    ----------
                                                        1,936,759     3,473,817     5,410,576
                                                       ----------    ----------    ----------

DEDUCTIONS
   Payments to participants or beneficiaries              130,111       278,145       408,256
   Loan withdrawals                                        82,470        82,500       164,970
   Forfeited amounts (credits)                              5,305         5,863        11,168
                                                       ----------    ----------    ----------
                                                          217,886       366,508       584,394
                                                       ----------    ----------    ----------

NET ADDITIONS                                           1,718,873     3,107,309     4,826,182
                                                       ----------    ----------    ----------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, END OF YEAR                               $3,162,633    $5,618,301    $8,780,934
                                                       ==========    ==========    ==========
































                                                                      John
                                                                     Hancock
                                                                    Guaranteed        Total
                                                         Comcast    Investment     Investment   Participant
                                                       Stock Fund      Fund           Funds      Loan Fund      Total
                                                       ----------      ----           -----      ---------      -----
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, BEGINNING OF YEAR                         $10,460,074  $15,337,481   $29,752,307   $1,167,387  $30,919,694

ADDITIONS
   Contributions:
     Employer                                              599,145      989,257     2,374,962                 2,374,962
     Employee                                            1,232,573    1,931,919     4,900,102                 4,900,102
   Investment income - interest and dividends               81,485      845,520     1,138,596                 1,138,596
   Interest on employee loans and other                     28,960       80,626       127,034                   127,034
   Interfund transfers                                  (1,010,074)    (235,766)
   Net realized gains and net unrealized
     appreciation in value of investments                9,794,980                 10,374,134                10,374,134
   Loan repayments - principal                             173,317      285,103       596,238     (596,238)
   Asset transfer in - AWACS                               260,730      201,508     1,158,793                 1,158,793
                                                       -----------  -----------   -----------   ----------  -----------
                                                        11,161,116    4,098,167    20,669,859     (596,238)  20,073,621
                                                       -----------  -----------   -----------   ----------  -----------

DEDUCTIONS
   Payments to participants or beneficiaries               796,669    1,358,118     2,563,043                 2,563,043
   Loan withdrawals                                        187,546      668,246     1,020,762   (1,020,762)
   Forfeited amounts (credits)                              41,772      (78,848)      (25,908)                  (25,908)
                                                       -----------  -----------   -----------   ----------  -----------
                                                         1,025,987    1,947,516     3,557,897   (1,020,762)   2,537,135
                                                       -----------  -----------   -----------   ----------  -----------

NET ADDITIONS                                           10,135,129    2,150,651    17,111,962      424,524   17,536,486
                                                       -----------  -----------   -----------   ----------  -----------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, END OF YEAR                               $20,595,203  $17,488,132   $46,864,269   $1,591,911  $48,456,180
                                                       ===========  ===========   ===========   ==========  ===========


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
- --------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Comcast Corporation Retirement-Investment Plan (the "Plan") are presented using the accrual basis of accounting. Investments are carried at market value or contract value. Market value is determined by the last sales or closing price as of the last trading day of the Plan year for investments in securities traded on a matured securities exchange or the Nasdaq National Market. Changes in investment market values are reflected as net unrealized appreciation or depreciation in the financial statements of the Plan during each corresponding Plan year, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on market values as of such date. Contract values of guaranteed investment contracts ("GIC's") with insurance companies are fully benefit-responsive and represent contributions made, plus interest at the contract rate and transfers, less distributions. Employee and employer contributions are recorded in the period to which they are applicable. All costs associated with administering the Plan are paid or absorbed by Comcast Corporation ("Comcast," the "Company" or the "Plan Administrator").

     Effective December 31, 1995 (the "Maclean Hunter Merger Date"), the 401(k) plans (collectively, the "Maclean Hunter Plans") of COM MH Cable TV, Inc., Comcast Cablevision of Detroit, Comcast Cablevision of New Jersey, Inc. and Comcast Cablevision of Broward, Inc., subsidiaries of the Company (collectively, "Maclean Hunter"), were merged with and into the Plan (the "Maclean Hunter Merger") and their net assets available for plan benefits of $17,447,276 were transferred into the Plan. All participants of the Maclean Hunter Plans became eligible for participation in the Plan as of the Maclean Hunter Merger Date.

     On December 14, 1995 (the "Stock Swap Date"), the Plan exchanged all 750,930 shares of Comcast Class A Common Stock (the "Class A Stock") held by the Plan with the Company, on a one-for-one basis, for Comcast Class A Special Common Stock (the "Class A Special Stock"). The Class A Special Stock is generally nonvoting while the Class A Stock is voting. As of the Stock Swap Date, the share price of the Class A Stock and the Class A Special Stock was $18.13 and $18.88, respectively.

     Effective September 30, 1995 (the "Storer Merger Date"), the 401(k) plan (the "Storer Plan") of Storer Communications, Inc., an indirect wholly owned subsidiary of the Company ("Storer"), was merged with and into the Plan (the "Storer Merger") and its net assets available for plan benefits of $12,581,965 were transferred into the Plan. All participants of the Storer Plan became eligible for participation in the Plan as of the Storer Merger Date.

     Effective January 1, 1993 (the "AWACS Merger Date"), the 401(k) plan (the "AWACS Plan") of AWACS, Inc., an indirect wholly owned subsidiary of the Company, was merged with and into the Plan and its net assets available for plan benefits of $1,158,793 were transferred into the Plan. All participants of the AWACS Plan became eligible for participation in the Plan as of the AWACS Merger Date.

2.   PLAN DESCRIPTION

     The following is not intended to be a complete description of the Plan. Plan participants should refer to the Plan documents and applicable amendments for a complete description of the Plan.

     The Plan is a defined contribution plan qualified under Internal Revenue Code (the "Code") Sections 401(k), 401(a) and 401(m). The Company amended and restated the Plan effective January 1, 1989 in order to comply with certain tax law requirements. The Plan has been subsequently amended and restated effective January 1, 1993 to reflect the merger with the AWACS Plan and to make certain other technical, compliance and design changes. The Plan has also been amended to reflect the Storer Merger, the Maclean Hunter

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (Continued)
- --------------------------------------------------------------------------------


     Merger and to make certain other technical, compliance and design changes. Participation in the Plan is open to covered employees who satisfy eligibility requirements as set forth in the Plan document.

     An employee is eligible for participation in the Plan upon completion of one year and one thousand hours of service. Each eligible employee may direct the Company to make contributions to the Plan of any multiple of 1%, between 1% and 17% of their compensation, subject to certain limits imposed by the Code. The Company matches 100% of the participant's contribution up to 1% of the participant's compensation, and 50% of the participant's contribution in excess of 1% of the participant's compensation for such payroll period, up to a maximum total matching contribution of 3.5% of the participant's compensation. Each participant has at all times a 100% nonforfeitable interest in the participant's contributions and earnings attributable thereto. The Company contributes cash to purchase 10 shares of Class A Special Stock for the account of each newly eligible participant. These contributions are recorded at the market value of the shares at the date contributed.

     Contributions by the Company are vested according to the following schedule:

              Years of Service                           Vested Percentage

              1 year but less than 2 years                        20%
              2 years but less than 3 years                       40
              3 years but less than 4 years                       60
              4 years but less than 5 years                       80
              5 years or more                                    100

     Accounts of the participants in the Storer Plan and the Maclean Hunter Plans were transferred as of the Storer Merger Date and the Maclean Hunter Merger Date, respectively, to the Plan whether or not vested as of such merger dates.

     Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by State Street Bank (the "Trustee") of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options (see Note 3). The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

     Amounts contributed by the Company which are forfeited by participants upon separation from service prior to becoming 100% vested may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to current participants in the proportion that each participant's compensation for that Plan year bears to the compensation for all such participants for the Plan year.

     Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the service period. If the participant has attained age 65, distribution may begin as soon after the valuation date as is administratively feasible. Otherwise, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time or any combination of the foregoing.

     The Company may terminate or partially terminate the Plan. If the Plan is terminated or partially terminated, or there is a complete discontinuance of contributions by the Company, each affected participant's account balance will become fully vested.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (Continued)
- --------------------------------------------------------------------------------


3.   INVESTMENT OPTIONS

     Contributions are invested in accordance with the directions of the participant in one or more of the following funds:

     a. Dodge and Cox Balanced Fund - The assets of the Dodge and Cox Balanced Fund are invested in equity securities and fixed income obligations issued by corporations. The returns on these investments vary as the stock and bond markets fluctuate and there is no guarantee of principal or rate of return.

     b. Fidelity Blue Chip Growth Fund - The assets of the Fidelity Blue Chip Growth Fund are invested in equity securities of well-established companies. The returns on these investments vary as the stock market fluctuates and there is no guarantee of principal or rate of return.

     c. Crabbe Huson Fund - The assets of the Crabbe Huson Fund are invested in equity securities of small to medium sized companies. The returns on these investments vary as the stock market fluctuates and there is no guarantee of principal or rate of return.

     d. Comcast Stock Fund - Subsequent to the Stock Swap Date (see Note 1), the assets of the Comcast Stock Fund, including earnings thereon, are invested solely in the Company's Class A Special Stock. Prior to the Stock Swap Date, participant contributions and prior account balances were invested only in the Company's Class A Stock. The Trustee purchases the stock at prevailing rates in the open market, and, in the normal course of business, sells such stock to meet the distribution requirements of the Plan. The value of the Comcast Stock Fund fluctuates and there is no guarantee of principal or rate of return.

     e. Stable Value Fund - The assets of the Stable Value Fund (formerly the John Hancock Guaranteed Investment Fund, through September 30, 1995) are invested in GIC's with insurance companies, money market funds and high-quality debt securities. The GIC contracts contain provisions for repayment of principal to participants, plus interest at a specified annual rate for a specified period. Under the GIC contracts, the insurance companies guarantee the rate of return only. Repayment of the original investment is not guaranteed.

     The selection of investments from the options listed above is the sole responsibility of each participant. Each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and such funds are the sole source of payments under the Plan. If no investment direction is received, participant accounts are invested in the Stable Value Fund at the direction of the Plan Administrator.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (Continued)
- --------------------------------------------------------------------------------

4.   INVESTMENTS

     The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1995 and 1994 are as follows (the market values used herein do not reflect any changes in price per share subsequent to year end; number of shares and units are rounded to the nearest whole share or unit):

                                                           December 31, 1995

                                                                         Market
                                                         Number of    or Contract
                                                       Shares/Units      Value
               POOLED FUNDS
                  Dodge and Cox Balanced Fund            197,117     $10,772,716
                  Fidelity Blue Chip Growth Fund         647,337      19,920,762
                  Crabbe Huson Fund                      220,446       3,090,642
                                                                     -----------
                                                                      33,784,120
                                                                     -----------

               COMCAST STOCK FUND
                  Class A Special Stock                1,134,046      20,625,462
                                                                     -----------

               STABLE VALUE FUND                                      33,077,270
                                                                     -----------
                                                                     $87,486,852
                                                                     ===========

                                                           December 31, 1994

                                                                        Market
                                                         Number of    or Contract
                                                       Shares/Units      Value
               POOLED FUNDS
                  John Hancock Balanced Stock
                    and Bond Fund                         42,729     $ 4,072,543
                  John Hancock Diversified Stock
                    Fund                                  75,350       7,504,811
                                                                     -----------
                                                                      11,577,354
                                                                     -----------

               COMCAST STOCK FUND
                  Class A Stock                          584,868       8,992,343
                  Class A Special Stock                  386,339       6,060,887
                                                                     -----------
                                                                      15,053,230
                                                                     -----------

               JOHN HANCOCK GUARANTEED
                  INVESTMENT FUND (Guaranteed
                  interest rates from 3.82%
                  to 6.29%)                                           17,420,121
                                                                     -----------
                                                                     $44,050,705
                                                                     ===========


     As of December 31, 1995, the Stable Value Fund includes fully benefit-responsive GIC's with insurance companies with contract and fair market values of $10,477,804 and $10,647,030, respectively. The average yield of assets held and the crediting interest rate for these GIC's was 6.32% for the year ended and as of December 31, 1995, respectively.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (Concluded)
- --------------------------------------------------------------------------------

5.   LOANS AND WITHDRAWALS

     Participants may borrow from their Plan account. Loans are subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service ("IRS") and the Department of Labor. In general, the principal amount of the loan to a participant may not be less than $500 and may not exceed the lesser of (a) $50,000, reduced by the excess of the highest outstanding balance of loans to the participant from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans to the participant from the Plan on the date on which the loan is made or (b) 50% of the participant's nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan is received by the Plan Administrator. The maximum term of these loans is five years. If a participant terminates for any reason, any outstanding loan balance becomes due and payable. Interest accrues at a rate charged by commercial lenders for comparable loans on the date the loan application is approved.

     Participants may withdraw all or a portion of their benefits derived from salary reduction, rollovers or the vested portion of their employer contribution account on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for twelve full calendar months.

6.   BENEFITS PAYABLE

     Benefits are recorded when paid. As of December 31, 1995 and 1994, net assets available for Plan benefits include benefits of approximately $28,000 and $438,000, respectively, due to participants who had withdrawn from participation in the Plan.

7.   ADMINISTRATION OF THE PLAN

     The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan. The Company may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.   FEDERAL TAX CONSIDERATIONS

     a. Status of the Plan - The Plan received a determination letter dated December 19, 1995, in which the IRS stated that the Plan, as amended and restated, effective January 1, 1993, was in compliance with the applicable requirements of the Code. The Plan has subsequently been amended (see Note 2). The Company believes that the Plan continues to comply in form and operation with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- --------------------------------------------------------------------------------


                                                                FEIN #23-1709202
                                                                PLAN #001

                                                                       Market
                                                                     or Contract
                                                      Cost              Value
POOLED FUNDS
     Dodge and Cox Balanced Fund                  $10,670,230        $10,772,716
     Fidelity Blue Chip Growth Fund                20,207,030         19,920,762
     Crabbe Huson Fund                              3,090,642          3,090,642
                                                  -----------        -----------
                                                   33,967,902         33,784,120
                                                  -----------        -----------

COMCAST STOCK FUND
     Class A Special Stock                         21,272,926         20,625,462
                                                  -----------        -----------

STABLE VALUE FUND                                  33,077,270         33,077,270
                                                  -----------        -----------

LOANS TO PARTICIPANTS
     (Interest rates from 7.00% to 12.03%;
     maturities from 1995 to 1999)                  2,416,382          2,416,382
                                                  -----------        -----------
                                                  $90,734,480        $89,903,234
                                                  ===========        ===========

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------


                                                                FEIN #23-1709202
                                                                PLAN #001

                                                                  Selling            Cost of             Net (Loss)
Description                                                        Price              Asset                 Gain
                                                                   -----              -----                 ----
PURCHASES

Comcast Stock Fund                                                                $19,548,345  (a)(f)
Stable Value Fund                                                                  28,815,502  (b)
John Hancock Balanced Stock and Bond Fund                                           1,893,321
John Hancock Diversified Stock Fund                                                   286,276
Dodge and Cox Balanced Fund                                                        10,670,835  (c)
Fidelity Blue Chip Growth Fund                                                     20,207,051  (d)
Crabbe Huson Fund                                                                   3,090,642  (e)

SALES

Comcast Stock Fund                                              $15,591,326       $16,417,180  (f)       ($825,854)
Stable Value Fund                                                13,004,338        13,004,338
John Hancock Balanced Stock and Bond Fund                         6,717,982         6,080,251              637,731
John Hancock Diversified Stock Fund                              12,692,597         8,239,801            4,452,796


(a) Includes one transaction totaling $1,510,789 representing asset transfers from the Storer Plan.
(b) Includes two transactions totaling $4,580,252 and $8,996,921 representing asset transfers from the Storer Plan and the Maclean Hunter Plan, respectively.
(c) Includes two transactions totaling $1,484,842 and $2,523,951 representing asset transfers from the Storer Plan and the Maclean Hunter Plan, respectively.
(d) Includes two transactions totaling $4,527,668 and $2,835,762 representing asset transfers from the Storer Plan and the Maclean Hunter Plan, respectively.
(e)  Represents an asset transfer from the Maclean Hunter Plan.
(f) Includes the exchange of 750,930 shares of Comcast Corporation Class A Common Stock (the "Class A Stock") for Comcast Corporation Class A Special Common Stock (the "Class A Special Stock") on December 14, 1995 (the "Stock Swap Date"). The Class A Special Stock is generally nonvoting while the Class A Stock is voting. As of the Stock Swap Date, the share price of the Class A Stock and the Class A Special Stock was $18.13 and $18.88, respectively.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-41440 and 33-63223 of Comcast Corporation on Form S-8 of our reports dated February 29, 1996 and June 7, 1996 appearing in the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 1995 and in the Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 1995, respectively.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 28, 1996

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                               THE COMCAST CORPORATION
                                               RETIREMENT-INVESTMENT PLAN



                                               By: Comcast Corporation
                                                   Plan Administrator



Date: June 28, 1996                            By: /s/ Lawrence S. Smith
                                                  ------------------------------
                                                  Lawrence S. Smith
                                                  Executive Vice President